UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 2 to Amended and Restated Schedule 13D)*

YPF SOCIEDAD ANÓNIMA
(Name of Issuer)

CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)

984245100
(CUSIP Number)

Fernando Ramírez Mazarredo
Repsol YPF, S.A.
Paseo de la Castellana, 278—280
28046 Madrid, Spain
Tel:  (011-34) 91 314-2821

With a copy to:

Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 984245100
1.	NAMES OF REPORTING PERSONS. REPSOL YPF, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 327,262,878 CLASS D SHARES
	8.	SHARED VOTING POWER NOT APPLICABLE
	9.	SOLE DISPOSITIVE POWER 327,262,878 CLASS D SHARES
	10.	SHARED DISPOSITIVE POWER NOT APPLICABLE
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,262,878 CLASS D SHARES
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 83.2% OF CLASS D SHARES
14.	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer

Repsol YPF, S.A. (“Repsol”) hereby amends and supplements its report on Schedule 13D, as amended on August 5, 2010 (as heretofore amended and restated, the “Schedule 13D”) with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 2 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

Since the filing of Amendment No. 1 to the Schedule 13D on August 5, 2010 through the date hereof, Repsol has sold approximately 0.84% of the outstanding capital stock of the Issuer in sales outside the United States and, inside the United States, pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Schedule 13D amendment relates to Repsol’s plan to sell Class D Shares as described in Item 4 below.  Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

The Company filed a Registration Statement (the “Registration Statement”) on Form F-3 with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, registering 58,996,919 Class D Shares beneficially owned by Repsol. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective, Repsol may sell Class D Shares and ADSs from time to time in brokerage transactions and other forms of sale, as further described in the Registration Statement. In addition, Repsol has sold and may sell from time to time Class D Shares, including in the form of ADSs, under Rule 144 of the Securities Act, if available, or outside the United States in compliance with Regulation S under the Securities Act, rather than under the Registration Statement.

Except as set forth herein, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

As a result of its sale of approximately 0.84% of the outstanding capital stock of the Issuer since August 5, 2010, Repsol beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 327,262,878 Class D Shares, representing approximately 83.21% of the Issuer’s outstanding Class D Shares.

Except as set forth herein, none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

Repsol has sole power to vote and to dispose of 327,262,878 Class D Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

The transactions in the Class D Shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A, during the past sixty days are listed in Schedule B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the contracts, arrangements, understandings or relationships (legal or otherwise) described in the Schedule 13D and the matters contemplated above in Item 4, to the best knowledge of Repsol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Repsol and/or the persons enumerated in Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2010

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez Mazarredo
	Name:	Fernando Ramírez Mazarredo
	Title:	Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL YPF, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol YPF, S.A. (“Repsol”), are set forth below.  Unless otherwise indicated, the business address of each such person is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors
Antonio Brufau Niubó
Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol YPF, S.A.

Vice-Chairman of Gas Natural SDG, S.A. and Chairman of YPF, S.A. and Foundation Repsol; Member of the European Round Table of Industrialists (ERT), the Advisory Board of Confederación Española de Organizaciones Empresariales (CEOE), the Advisory Corporate Board of Real Instituto Elcano, the General Assembly of The American Chamber of Commerce in Spain, the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Instituto Ildefons Cerdá and the Círculo de Economía.

Luis F. del Rivero Asensio
1st Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Executive Chairman of Sacyr Vallehermoso, S.A.; Director of Testa Inmuebles en Renta, Sacyr, S.A.U., Valoriza Gestión, S.A.U. and Aeropuerto de la Región de Murcia; Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias and Sacyr Vallehermoso Participaciones, S.L.; Chairman of Vallehermoso División Promoción, S.A.U., Tesfran and Sacyr Concesiones; Vice Chairman of Somague S.G.P.S. and 2nd Vice Chairman of Autopista Vasco Aragonesa Concesionaria Española.

Isidre Fainé Casas
2nd Vice-Chairman and Director, nominated for membership by Criteria Caixa Corp. (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Chairman of “la Caixa”, Criteria CaixaCorp, S.A., CECA (Confederación Española de Cajas de Ahorros) and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, Sociedad General de Aguas de Barcelona and Telefónica; Director of Banco BPI and Grupo Financiero Inbursa; and Non-executive Director of The Bank East of Asia, Limited.

Juan Abelló Gallo
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones); Vice-Chairman of Sacyr Vallehermoso (representing Nueva Compañía de Inversiones) and CVNE (representing Austral, B.V.); and Director of Zed Worldwide (representing Nueva Compañía de Inversiones).

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and member of the Audit and Control Committee of Repsol YPF, S.A.

Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol YPF, S.A.

Chairman of Agrolimen and its participated companies Affinity Petcare, Preparados Alimenticios (Gallina Blanca Star), Biocentury, The Eat Out Group and Reserva Mont-Ferrat; Director and Secretary of Arbora & Ausonia, Quercus Capital Riesgo, S.G.E.C.R and Consorcio de Jabugo; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial and Roca Junyent; Vice-Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar and Foundation MACBA (Museo de Arte Contemporaneo de Barcelona), Member of the Management Board of AECOC (Asociación Española de Codificación Comercial) and Member of FUOC (Fundación para la Universitat Abierta de Cataluña).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Adolfo Dominguez, Testa Inmuebles en Renta, Eolia Renovables de Inversiones SCR, Grupo Copo de Inversiones and Sole Director of Eurofocus Consultores.

Carmelo de las Morenas López
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Chairman of Casa de Alguacil Inversiones SICAV and Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol YPF, S.A.

Director of Gestevisión Telecinco; Member of the Advisory Board of Exponencial-Agencia de Desarrollos Audiovisuales, Ambers & Co and FRIDE (Foundation for the international relations and the foreign development); Chairman of Arcadia Capital and Información y Control de Publicaciones; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol YPF, S.A.

Chairman of Banco Guipuzcoano, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), Grupo Empresarial Ence and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Spain; Member of Foundation Novia Salcedo and Círculo de Empresarios Vascos.

María Isabel Gabarró Miquel
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Sacyr Vallehermoso (as representative of Prilou), Chairman of Valoriza Gestión, S.A.U. and Hoteles Bisnet and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, Sacyr, S.A.U. and Somague S.G.P.S.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

President and CEO of “la Caixa”; Deputy Chairman of Foundation “la Caixa” and Criteria CaixaCorp; Member of the Board of Directors of SegurCaixa Holding, Gas Natural SDG, Banco BPI, Erste Group Bank, A.G. and Grupo Financiero Inbursa; Member of the Board of Governors of University of Deusto and Foundation ESADE Business School; Member of the Board of Directors of Círculo Ecuestre and APD (Asociación para el Progreso de la Dirección), Foundation Federico García Lorca and Foundation Council Spain-U.S.A.; Deputy Chairman of Foundation Council Spain-India; Member of the Economic Group of Spain-China Forum; Secretary of the Federació Catalana de Caixes d’Estalvi; Member of the Economic Policy Commission of the Barcelona Chamber of Commerce.

PEMEX Internacional España, S.A.
José Manuel Carrera Panizzo serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Administrative and Finance Director of P.M.I. Comercio Internacional, S.A. de C.V. and Managing Director of Pemex internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L.

Citizen of: México

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Member of the Strategic Board of ABDIB, Director of Ashmore Energy Internacional, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, Member of the International Advisory Board of Group Credit Agricole and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol YPF, S.A.

Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Executive Officers (Who Are Not Directors)
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Managing Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Managing Director of Upstream
Cristina Sanz Mendiola	Group Managing Director of Human Resources and Organization
Antonio Gomis Sáez	Executive Managing Director of YPF
Fernando Ramírez Mazarredo	Chief Financial Officer

SCHEDULE B

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions effected on the NYSE
Date	Buy/Sell	Number of Shares	Price per Share (U.S.$)
10/1/2010	Sell	3,029	39.3217
10/4/2010	Sell	2,247	39.1611
10/5/2010	Sell	4,614	39.1410
10/6/2010	Sell	4,096	39.4583
10/7/2010	Sell	1,200	39.5158
10/8/2010	Sell	4,553	39.2679
10/11/2010	Sell	1,040	39.2263
10/12/2010	Sell	7,842	39.1701
10/13/2010	Sell	2,900	39.2732
10/14/2010	Sell	4,137	39.0883
10/15/2010	Sell	1,150	39.0609
10/18/2010	Sell	900	39.0000
10/22/2010	Sell	1,000	39.0030
11/4/2010	Sell	2,315	41.0683
11/5/2010	Sell	2,668,297	40.0012
11/10/2010	Sell	4,970	41.7164
11/11/2010	Sell	3,946	41.4289
11/15/2010	Sell	3,200	42.2353
11/16/2010	Sell	3,500	41.4023
11/19/2010	Sell	50,500	40.6007
11/22/2010	Sell	3,420	40.2936
11/26/2010	Sell	11,149	40.6709
11/29/2010	Sell	25,240	39.8888
11/30/2010	Sell	21,735	39.2486

Transactions effected on the Buenos Aires Stock Exchange
Date	Buy/Sell	Number of Shares	Price per Share (pesos)	Price per Share (U.S.$)(1)
10/1/2010	Sell	2,267	154.6500	39.9743
10/4/2010	Sell	5,266	154.1650	38.8521
10/5/2010	Sell	48,006	153.6000	38.7097
10/7/2010	Sell	3,247	154.8500	39.0247
10/8/2010	Sell	4,400	154.2591	38.8758
10/12/2010	Sell	6,431	154.0248	38.8167
10/13/2010	Sell	1,560	153.8192	38.7649
10/14/2010	Sell	6,814	153.5309	38.6923
10/18/2010	Sell	4,527	153.1000	38.5837
10/19/2010	Sell	3,200	152.5000	38.4325
10/20/2010	Sell	1,600	153.1000	38.5837
10/21/2010	Sell	5,872	153.5871	38.7064
10/22/2010	Sell	2,000	153.5000	38.6845
11/4/2010	Sell	107,513	157.0004	39.5666
11/5/2010	Sell	39,692	158.3163	39.8983
11/8/2010	Sell	3,000	162.8333	41.0366
11/11/2010	Sell	130	164.5000	41.4567
11/15/2010	Sell	1,924	165.8441	41.7954
11/16/2010	Sell	12,771	163.9583	41.3201
11/17/2010	Sell	305	164.5000	41.4567
11/18/2010	Sell	10,930	165.1643	41.6241
11/19/2010	Sell	7,340	163.1306	41.1115
11/23/2010	Sell	25,628	159.0854	40.0921
11/24/2010	Sell	880	161.0000	40.5746
11/26/2010	Sell	11,936	166.4722	41.9537
11/29/2010	Sell	11,265	159.5591	40.2115
11/30/2010	Sell	11,335	156.6097	39.4682

(1) Solely for the convenience of the reader, peso amounts have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina) on November 30, 2010 of Ps.3.9680 to U.S.$1.0000.